[WACHTELL, LIPTON, ROSEN & KATZ LETTERHEAD]

July 28, 2009

H. Christopher Owings

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Atlas America, Inc.

Registration Statement on Form S-4

Filed June 18, 2009

File No. 333-160059

Dear Mr. Owings:

On behalf of our client, Atlas America, Inc. (“Atlas America”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) included in your letter, dated July 16, 2009, regarding Atlas America’s Registration Statement on Form S-4 filed on June 18, 2009 (the “Registration Statement”). In connection with this letter, Atlas America is filing with the U.S. Securities and Exchange Commission (the “SEC”) Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and we have enclosed six courtesy copies of Amendment No. 1 marked to show changes from the Registration Statement as filed on June 18, 2009. Capitalized terms used but not defined herein have the meanings specified in the Registration Statement.

For your convenience, the Staff’s comments are set forth in bold, with the responses following each comment. All page references in the responses refer to pages of Amendment No. 1.

General

1.	We note your disclosure throughout your prospectus that the Atlas Energy special meeting may be adjourned for the purpose of soliciting additional

Mr. Owings

U.S. Securities and Exchange Commission

July 28, 2009

proxies. The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable to the chairman of the board of directors. Refer to Rule 14a-4. Please revise this disclosure. The proxy card should have an additional voting box so that unit holders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.

Response: We note and are aware of the Staff’s view on stockholder votes to adjourn a meeting and the application of Rule 14a-4. Atlas Energy will not, however, use discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies. Atlas Energy’s amended and restated operating agreement authorizes Atlas Energy’s Chairman of the Board, or other chairman of a meeting of the members, to adjourn the meeting, whether for lack of a quorum or any other reason. Such adjournment can be completed without a vote of the members of Atlas Energy and, therefore, without exercising discretionary voting authority. Other registrants whose governing documents have provided the chairman with similar authority have taken the same approach. See, e.g., Prescient Applied Intelligence, Inc.’s Definitive Proxy Statement, filed with the SEC on December 23, 2008; Oakmont Acquisition Corp.’s Definitive Proxy Statement, filed with the SEC Commission on July 9, 2007 (and related comments by the Staff).

Summary, page 1

The Atlas Energy Special Meeting page 9

2.	We note your indication that Atlas America and Atlas Energy Management have agreed to vote all of their Atlas Energy common units and Class A units for the merger. We further note that you have disclosed on page 6 that certain Atlas America officers and directors hold approximately 2.4% of the outstanding Atlas Energy common units. Please revise to state, if true, that you expect Atlas America officers and directors that hold Atlas Energy units will vote their shares in favor of the Atlas Energy proposals. Here and elsewhere where you discuss the votes necessary for approval of the proposals, please also disclose the aggregate amount (by number and percentage) of units that are expected to vote in favor of the Atlas Energy proposals and indicate the additional amount (by number and percentage) required in order for the vote to be assured.

Response: We have revised the Registration Statement on pages viii, 10 and 65 in response to the Staff’s comment.

Mr. Owings

U.S. Securities and Exchange Commission

July 28, 2009

Atlas Energy Proposal / Atlas America Proposal 1: The Merger, page 66

Background of the Merger, page 66

3.	We note that you state on page 70 that Atlas America would not be interested in selling its interests or in the conversion of Atlas Energy into a separate publicly traded corporation. Please revise to explain why.

Response: We have revised the Registration Statement on page 72 in response to the Staff’s comment.

4.	You state on page 71 that “elimination of the cash distributions was prudent from a business standpoint and in the best interest of Atlas Energy.” Please elaborate upon what consideration was given to maintaining the status quo but eliminating the cash distributions and why this alternative was not pursued.

Response: We have revised the Registration Statement on page 73 in response to the Staff’s comment.

5.	On page 73, please revise to state why Atlas America would not accept any of the provisions discussed in the second full paragraph, including a standard of approval by the Atlas Energy unitholders other than the simply majority class vote.

Response: We have revised the Registration Statement on page 76 in response to the Staff’s comment.

6.	In the second full paragraph on page 74, please revise to state, as you do when you discuss the previous exchange ratios that were under consideration, the percentage the public unitholders and current stockholders of Atlas America would own in Atlas Energy on a pro forma basis and the discount or premium this amount represents to the closing price of Atlas Energy’s common units. We note that the first full paragraph on page 74 states that Atlas America would be willing to proceed with a transaction at an exchange ratio “based on the ratio of closing prices of Atlas America common stock and Atlas Energy common units on April 24, 2009,” however, you do not state by what measurement you are comparing the two securities as of that date.

Response: We have revised the Registration Statement on pages 76 and 77 in response to the Staff’s comment, including clarifying that the exchange ratio was “equal to” the ratio of closing prices of Atlas America common stock and Atlas Energy common units on April 24, 2009, rounding to the nearest one-hundredth of a share, providing a 0.3% premium.

Mr. Owings

U.S. Securities and Exchange Commission

July 28, 2009

7.	Please explain why Atlas America would not agree to a ratio higher than 1.16 shares.

Response: The Staff is supplementally advised that the terms of the merger were negotiated through arm’s length negotiations between Atlas America and the Atlas Energy special committee, with the assistance of their respective advisors, and that Atlas America viewed an exchange ratio of 1.16 as the highest exchange ratio that it was willing to agree to based on the terms and conditions set forth in the proposed merger agreement.

Atlas America’s Reasons for the Merger, Recommendation of the Atlas America Board of Directors, page 76

Atlas Energy’s Reasons for the Merger, Recommendation of the Atlas Energy Special Committee and the Atlas Energy Board of Directors, page 79

8.	Please expand your disclosure regarding the reasons for the transaction and the decision of the Atlas America board of directors and the Atlas Energy special committee and board of directors to recommend the transaction to their stockholders and unitholders, respectively. In particular, please explain the boards’ conclusions as to the advisability of the transaction in light of the following factors:

•	the various legal actions that were filed against Atlas America, Atlas Energy, and Mr. Cohen following announcement of the merger agreement;

•

the conflicts of interest resulting from Atlas America’s current 47.3% ownership of the outstanding common units of Atlas Energy and from Atlas America’s ownership of Atlas Energy Management, the entity that manages Atlas Energy; and

•	the fact that the exchange ratio does not provide the Atlas Energy unitholders with a substantial premium to the market price of Atlas Energy common units.

Response: We have revised the Registration Statement on pages 81 and 85 in response to the Staff’s comment.

9.	Please also expand your disclosure contained in the bullets to quantify the amount that will be saved by virtue of eliminating Atlas Energy’s cash

Mr. Owings

U.S. Securities and Exchange Commission

July 28, 2009

distributions, the amount of outstanding debt that will be reduced and the funds necessary for you to accelerate your drilling of the Marcellus Share so that readers can appreciate the reasons why you considered this transaction in the first place.

Response: We have revised the Registration Statement on page 83 in response to the Staff’s comment to note that, as a result of the merger and the ceased distributions, Atlas Energy would preserve approximately $160 million of cash annually, which it could then use to reduce debt and pursue accelerated drilling of the Marcellus Shale. The Atlas Energy special committee did not allocate specific amounts of such cash to be used for debt reduction or drilling of the Marcellus Shale, but instead the specific amount of such cash would be left to the discretion of Atlas Energy management.

Opinion of Atlas America’s Financial Advisor, page 83 and Financial Advisor to the Atlas Energy Special Committee, page 87

10.	We note that in formulating their fairness opinions JPMorgan and UBS relied upon certain internal financial information prepared by your and Atlas Energy’s management, as applicable. Please revise your filing to include a summary of any non-public information, such as the financial forecasts and analysis, used by JPMorgan and UBS in formulating their fairness opinions.

Response: We have revised the Registration Statement on pages 94-96 in response to the Staff’s comment.

11.	Quantify the fee paid for the fairness opinion and how much of the fee for each fairness opinion is contingent upon the closing of the transaction.

Response: We have revised the Registration Statement on pages 90 and 94 in response to the Staff’s comment.

Litigation Relating to the Merger, page 97

12.	Please revise to briefly explain the allegations relating to breach of the Atlas Energy operating agreement.

Response: We respectfully advise the Staff that the consolidated amended complaint, which is publicly available, alleges in general that the process by which the merger agreement was reached did not follow appropriate standards and that the exchange ratio is unfair to Atlas Energy unitholders. As of the date of this letter, the plaintiffs have labeled their claims as breaches of fiduciary duty and have not articulated how they believe the Atlas Energy operating agreement was breached.

Mr. Owings

U.S. Securities and Exchange Commission

July 28, 2009

The Merger Agreement, page 99

13.	Under this heading you disclose that the “representations, warranties and covenants contained in the merger agreement and described in this joint proxy statement/prospectus were made solely for the benefit of the other parties to the merger agreement” and “may be intended not as statements of fact, but rather for the purposes of allocating contractual risk between the parties to the merger agreement.” Please revise to remove any potential implication that the referenced merger agreement, or any descriptions of its terms, does not constitute public disclosure under the federal securities laws. In addition, you state that the representations and warranties alone “may not describe the actual state of affairs as of the date they were made or at any other time” and should not be relied upon by investors “as characterizations of the actual state of facts or condition of Atlas America, Atlas Energy or any of their respective subsidiaries or affiliates.” Please be advised that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your filing not misleading. Please confirm your understanding in this regard.

Response: We respectfully acknowledge the Staff’s comment. We have revised the Registration Statement on page 105 in response to the Staff’s comment.

Where You Can Find More Information, page 251

14.	Please revise the filing date of Atlas Energy’s Current Report on Form 8-K that is incorporated by reference into the filing to correctly reflect its filing date of February 9, 2009, as opposed to February 2, 2009. Please also ensure that you update this section to include any recent periodic or current reports that have been filed.

Response: We have revised the Registration Statement on page 257 in response to the Staff’s comment.

Annex B

15.	Please request that J.P. Morgan Securities Inc. revise its fairness opinion to indicate that it consents to your reference to and discussion of the opinion in the filing, or advise us as to whether you have obtained J.P. Morgan Securities Inc.’s prior written approval to do so. While the opinion currently indicates that it may be reproduced in full in the filing, it states that it may

Mr. Owings

U.S. Securities and Exchange Commission

July 28, 2009

not be “referred to...for any purpose whatsoever except with [their] prior written approval.”

Response: We respectfully advise the Staff that the consent of J.P. Morgan Securities Inc. to refer to and discuss its opinion was filed as Exhibit 99.3 to the Registration Statement, and an updated consent has been filed as Exhibit 99.3 to Amendment No. 1.

Item 22. Undertakings, page II-3

16.	From the description of the offering contained in the filing, it appears that you are offering the securities on a delayed or continuous basis. Please revise your registration statement to include the undertaking required by Item 512(a) or advise us as to why this revision is unnecessary.

Response: We have revised the Registration Statement on page II-3 in response to the Staff’s comment.

* * * * *

Mr. Owings

U.S. Securities and Exchange Commission

July 28, 2009

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1394 or my colleague, Rachel Wilson, at (212) 403-1376.

Very truly yours,

/s/ David K. Lam
David K. Lam

Enclosures

cc:	Edward E. Cohen (Chairman, Chief Executive Officer and President, Atlas America, Inc.)
Lisa Washington (Chief Legal Officer, Atlas America, Inc.)
John Hammond (General Counsel, Atlas Energy Resources, LLC)
Adam O. Emmerich (Wachtell, Lipton, Rosen & Katz)
Jeffrey A. Schlegel and Peter E. Izanec (Jones Day)
Michael C. McLean and Ronald D. West (K&L Gates)